EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	October 24, 2011

Seabridge Gold Options Quartz Mountain Project to Orsa Ventures

Toronto, Canada… Seabridge Gold announced today that it has entered into an Option Agreement with Orsa Ventures Corp. whereby Orsa can purchase Seabridge’s 100% interest in the Quartz Mountain Project and all of Seabridge’s undivided 50% beneficial joint venture interest in the adjacent Angel’s Camp Gold Property, (together the “Properties”). The Properties are located in Lake County, southern Oregon.

To exercise its option, Orsa must pay Seabridge: (i) $500,000 in cash within five business days following acceptance of the Agreement by the TSX Venture Exchange; (ii) $2,000,000 in cash or Orsa common shares (at Seabridge’s election), subject to a minimum of 5,000,000 shares, at the 18 month anniversary of the acceptance date; (iii) $3,000,000 in cash or Orsa’s common shares (at Seabridge’s election), subject to a minimum of 7,500,000 shares, within five business days of completion of a National Instrument 43-101 Feasibility Study on the Properties; and (iv) $15,000,000 in cash or, at Seabridge’s election, a 2% net smelter royalty on the Properties within 60 days of determining that a mine on the Properties has been permitted and bonded.

Seabridge President and CEO Rudi Fronk stated that “Seabridge is enthusiastic about the agreement with Orsa. We believe the Orsa management team has the skill set, commitment and knowledge to both grow the resource base at Quartz Mountain through exploration and progress the project to production. It is for these reasons that we are willing to consider a significant portion of the payment in shares, as we wish to be a partner in the development and not just a vendor of an asset. This transaction is part of our stated objective to sell or joint venture non-core assets while we continue to advance our KSM and Courageous Lake projects.”

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net